

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2023

Changlin Liang
Director and Chief Executive Officer
Dingdong (Cayman) Ltd
Building 1, 56 Fanchang Road
Shanghai, 20120
People's Republic of China

**Re: Dingdong (Cayman) Ltd**
**Form 20-F for the Fiscal Year Ended December 31, 2022**
**Response Dated September 29, 2023**
**File No. 001-40533**

Dear Changlin Liang:

We have reviewed your September 29, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2023 letter.

Response Dated September 29, 2023

Introduction, page 1

1. We note your proposed disclosure and response to comment 1 that you intend to revise certain "China" or "PRC" references to "mainland China" to the extent the context requires throughout the Form 20-F in future filings. Please provide your proposed revisions.

2. We note your proposed disclosure in response to comment 2 and reissue our comment. Revise to discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences. Disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company's ability to conduct its business, accept

foreign investment or list on a U.S./foreign exchange.  Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong/Macau that result in oversight over data security, how this oversight impacts the company's business and the ability to offer securities, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.  In this regard, we note your proposed disclosure references the Law of PRC on Safeguarding National Security in Hong Kong but does not discuss the related risks and consequences, including how it could impact the company's business or ability to offer securities.  With respect to regulatory actions related to data security or anti-monopoly concerns, your proposed disclosure only seems to address laws applicable in mainland China, rather than Hong Kong.

Item 3. Key Information
Our Corporate Structure, page 4

3.      We note your proposed disclosure in response to comment 3.  Please further revise to clarify that it is the PRC regulatory authorities that could disallow your holding company structure, rather than "any" regulatory authority.  Please also state that disallowing your holding company structure would likely result in a material change in your operations, and include a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

4.      We note your proposed disclosure in response to comment 4.  Please amend your structure chart to disclose the remaining interest holder(s) in Shanghai Yushengbaigu Food Co., Ltd.

Cash Flows through Our Organization, page 5

5.      We note your proposed disclosure in response to comment 7 only includes revisions to page 92.  Please also include comparable revisions in this section.

6.      We note your proposed disclosure in response to comment 8 and reissue our comment in part.  Please make the applicable revisions to your summary risk factors as well.

7.      We note your proposed disclosure in response to comment 9 and reissue our comment in part.  Disclose the source of your cash management policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).  Ensure the disclosure appears in this section of your 20-F.

Permissions Required from the PRC Authorities for Our Operations, page 5

8.      We note your proposed disclosure in response to comment 10 that no requisite licenses and permits have been denied, except for which has been disclosed in the risk factor "Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth" on page 18 of your 20-F.  Please

identify which permits have been denied or are incomplete in this section. In addition, in regards to your entire discussion of required permissions and approvals, describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

9. We note your proposed disclosure in response to comment 11 and reissue our comment. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need CAC, CSRC, or any additional permissions and approvals to operate your business and to offer securities to investors, as your disclosure states only that you were "advised" by counsel. If true, state as much and explain why such an opinion was not obtained. Where you state that you are not subject to CAC and CSRC approval, explain why that is the case and the basis on which you made that determination. Additionally, we note that you have removed disclosure that in connection with your historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, that you "have not been requested to obtain such permissions by any PRC authority." If true, please revise to include this statement in your proposed disclosure. Otherwise, explain why such statement is no longer accurate.

Summary of Risk Factors, page 6

10. We note your proposed disclosure in response to comment 12 and reissue our comment in part. In each instance where you note that the PRC government has "oversight and discretion" over your business operations, please revise to state that the PRC government has "oversight and <u>control</u>" over your business operations. (Emphasis added).

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection, page 16

11. We note your proposed disclosure in response to comment 13 regarding your compliance with the applicable regulations and policies that have been issued by the CAC to date. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Certain judgments obtained against us by our shareholders may not be enforceable., page 18

12. We note your proposed disclosure in response to comment 15, including your proposed risk factor disclosure related to how judgments from United States courts will be treated in Hong Kong. Please revise the risk factor to also include a discussion of how judgments from United States courts will be treated in China.

Risk Factors
The PCAOB had historically been unable to inspect our auditor..., page 27

13.	We note your proposed disclosure in response to comment 14 and we reissue our comment in part.  The disclosure in this risk factor should recognize that the PCAOB can restart its "inspection clock" if circumstances change and it no longer believes that it can inspect China and Hong Kong-based auditors.  Additionally, we note that you removed disclosure regarding the history of the HFCA Act and that you were previously identified as an Commission-Identified Issuer.  Please revise to include this disclosure.

Item 15. Controls and Procedures, page 124

14.	We note from your response to comment 17 that you plan to revise your disclosure to remove references to the chief strategy officer.  Please explain how your disclosure will comply with Item 15 of Form 20-F which requires the conclusions of your principal executive "and" principal financial officers, or persons performing similar functions or revise accordingly.

Note 3. Revenue from contracts with customers, page F-22

15.	We note your response to comment 25. However, in your analysis of ASC 606-10-55-89 through 55-91 you did not address 55-91(a), which states examples of categories that might be appropriate include, type of good or service (for example, major product lines). We note your disclosure indicates you offer a "wide range of products, including fresh groceries, prepared food, and other food products" and these categories are frequently mentioned throughout your Form 20-F disclosures and other public disclosures.  For instance, in your earnings calls we have noticed an emphasis on "prepared meals."  Most recently in your September 1, 2023 second quarter conference call you indicated the prepared food category would attract new users, command higher prices, offer higher gross margins and you discuss the impact in terms of GMV.  Please explain your consideration of this aspect of guidance as well as why further disaggregation is not warranted or revise your disclosure accordingly.

	Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services